UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

82859P 1041

(CUSIP Number)

Yonggang Cao

Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

+852 3961 9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1  This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 104			Page 2 of 13 Pages
1.	Names of Reporting Persons Assure Ahead Investments Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(3)
14.	Type of Reporting Person CO

(1) Includes 17,924,692 Ordinary Shares (as defined in Item 2 below) directly held by Assure Ahead Investments Limited and 1,852,694 Ordinary Shares directly held by Right Lane Limited.

(2) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own (i) 44,054,978 Ordinary Shares beneficially owned by Mr. Jinsheng Ren and his affiliate, NGM (as defined in Item 2 below), (ii) 2,072,018 Ordinary Shares beneficially owned by Mr. Hongquan Liu, (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which included 9,727,116 restricted Ordinary Shares that had been granted by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

CUSIP No. 82859P 104			Page 3 of 13 Pages
1.	Names of Reporting Persons Hony Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO — See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(3)
14.	Type of Reporting Person PN

(1) Includes 17,924,692 Ordinary Shares (as defined in Item 2 below) directly held by Assure Ahead Investments Limited and 1,852,694 Ordinary Shares directly held by Right Lane Limited.

(2) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own (i) 44,054,978 Ordinary Shares beneficially owned by Mr. Jinsheng Ren and his affiliate, NGM (as defined in Item 2 below), (ii) 2,072,018 Ordinary Shares beneficially owned by Mr. Hongquan Liu, (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which included 9,727,116 restricted Ordinary Shares that had been granted by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

CUSIP No. 82859P 104			Page 4 of 13 Pages
1.	Names of Reporting Persons Hony Capital II GP Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO — See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(3)
14.	Type of Reporting Person CO

(1) Includes 17,924,692 Ordinary Shares (as defined in Item 2 below) directly held by Assure Ahead Investments Limited and 1,852,694 Ordinary Shares directly held by Right Lane Limited.

(2) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own (i) 44,054,978 Ordinary Shares beneficially owned by Mr. Jinsheng Ren and his affiliate, NGM (as defined in Item 2 below), (ii) 2,072,018 Ordinary Shares beneficially owned by Mr. Hongquan Liu, (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which included 9,727,116 restricted Ordinary Shares that had been granted by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

CUSIP No. 82859P 104			Page 5 of 13 Pages
1.	Names of Reporting Persons Right Lane Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC, OO — See Item 3
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0
		8.	Shared Voting Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,777,386 (See Items 2, 3, 4 and 5)(1)(2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%(3)
14.	Type of Reporting Person CO

(1) Includes 17,924,692 Ordinary Shares (as defined in Item 2 below) directly held by Assure Ahead Investments Limited and 1,852,694 Ordinary Shares directly held by Right Lane Limited.

(2) As further described in Items 2 and 4, the Reporting Persons (as defined in Item 2 below) may also be deemed to beneficially own (i) 44,054,978 Ordinary Shares beneficially owned by Mr. Jinsheng Ren and his affiliate, NGM (as defined in Item 2 below), (ii) 2,072,018 Ordinary Shares beneficially owned by Mr. Hongquan Liu, (iii) 11,820,000 Ordinary Shares beneficially owned by King View (as defined in Item 2 below) and (iv) 8,898,088 Ordinary Shares beneficially owned by Fosun (as defined in Item 2 below). The Ordinary Shares described in (i), (ii), (iii) and (iv) are excluded from the above share amounts and percentages.

(3) Based on a total of 111,672,266 Ordinary Share outstanding as of August 28, 2013, as provided by the Issuer, which included 9,727,116 restricted Ordinary Shares that had been granted by the Issuer under its 2006 Stock Incentive Plan and 2008 Stock Incentive Plan.

This Amendment No. 1 amends and restates in its entirety the Schedule 13D jointly filed by the Reporting Persons (as defined in Item 2 below) with respect to Simcere Pharmaceutical Group (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on March 21, 2013.

Item 1.	Securities and Issuer

This Schedule 13D relates to the Ordinary Shares, par value US$0.01 per share, of the Issuer (“Ordinary Shares”). The address of the Issuer’s principal executive office is No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China.

Item 2.	Identity and Background

(a) — (c) and (f)

This Schedule 13D is filed jointly by (a) Assure Ahead Investments Limited, a company incorporated under the laws of the British Virgin Islands (“Assure”), (b) Hony Capital II, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital II”), (c) Hony Capital II GP Ltd., a company incorporated under the laws of the Cayman Islands (“Hony Capital II GP”), and (d) Right Lane Limited, a company incorporated under the laws of Hong Kong (“Right Lane Limited”, together with Assure, Hony Capital II and Hony Capital II GP, the “Reporting Persons”), pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Exchange Act.  The Reporting Persons are making this single, joint filing by reason of their relationships described below and because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) of the Exchange Act by reason of the agreements described in Item 4 below.

Hony Capital II holds all the equity interests in and has the right to appoint and remove all the directors of Assure, which directly holds 17,924,692 Ordinary Shares, or approximately 16.1% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,672,266 outstanding Ordinary Shares as of August 28, 2013, as provided by the Issuer (which included 9,727,116 restricted Ordinary Shares that had been granted and issued under the 2006 Stock Incentive Plan and the 2008 Stock Incentive Plan as of such date).  Pursuant to Rule 13d-3 under the Exchange Act, Hony Capital II may be deemed to be the beneficial owner of the Ordinary Shares owned by Assure.  Hony Capital II GP is the general partner of Hony Capital II and pursuant to Rule 13d-3 under the Exchange Act, Hony Capital II GP may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by Hony Capital II.  Right Lane Limited owns 100% of Hony Capital II GP.  Right Lane Limited directly holds 926,347 ADSs (representing 1,852,694 Ordinary Shares) of the Issuer.  Due to the relationships among the Reporting Persons described above and the agreements described in Item 4 below, the Reporting Persons may be deemed to beneficially own the aggregate of 19,777,386 Ordinary Shares held by Assure and Right Lane Limited, which constitute approximately 17.7% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,672,266 outstanding Ordinary Shares as of August 28, 2013, as provided by the Issuer (which included 9,727,116 restricted Ordinary Shares that had been granted under the 2006 Stock Incentive Plan and the 2008 Stock Incentive Plan as of such date).

Right Lane Limited is 100% owned by Legend Holdings Limited, a company incorporated under the laws of the People’s Republic of China, which is 36% owned by Chinese Academy of Sciences Holdings Co., Ltd., an asset management vehicle wholly owned by the Chinese Academy of Sciences (“CAS”).  CAS is a national academic and research institution owned and controlled by the PRC government.

The principal business of each of the Reporting Persons and Legend Holdings Limited is making investments in public and private companies.  The address of the principal offices of each of the Reporting Persons is Suite 2701, One Exchange Square, Central, Hong Kong.  The address of the principal office of Legend Holdings Limited is A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing.

Page 6 of 13 Pages

The name, principal occupation, business address, and citizenship of each director and executive officer of Assure, Hony Capital II GP, Right Lane Limited and Legend Holdings Limited are listed in Schedule I hereto.

By reason of the agreements described in Item 4 below, the Reporting Persons may also be deemed to (i) be a “group” with (a) Mr. Jinsheng Ren (“Mr. Ren”) and his affiliate, New Good Management Limited (“NGM”), which together hold 44,054,978 Ordinary Shares, (b) Mr. Hongquan Liu (“Mr. Liu”), who directly holds 2,072,018 Ordinary Shares, (c) King View Development International Limited (“King View”), a company incorporated under the laws of the British Virgin Islands, which directly holds 11,820,000 Ordinary Shares of the Issuer, and (c) Fosun Industrial Co., Limited (“Fosun”), a corporation organized under the laws of Hong Kong, which directly holds 8,898,088 Ordinary Shares of the Issuer, and (ii) beneficially own the 44,054,978 Ordinary Shares held by Mr. Ren and his affiliate, NGM, 2,072,018 Ordinary Shares held by Mr. Liu, 11,820,000 Ordinary Shares held by King View and 8,898,088 Ordinary Shares held by Fosun.  The Reporting Persons, Mr. Ren, NGM, Mr. Liu, King View and Fosun collectively own 86,622,470 Ordinary Shares, which represents approximately 77.6% of the outstanding Ordinary Shares of the Issuer, based on a total of 111,672,266 outstanding Ordinary Shares as of August 28, 2013, as provided by the Issuer (which included 9,727,116 restricted Ordinary Shares that had been granted under the 2006 Stock Incentive Plan and the 2008 Stock Incentive Plan as of such date).  However, each Reporting Person expressly disclaims beneficial ownership of any Ordinary Shares held by Mr. Ren, NGM, Mr. Liu, King View and Fosun, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Exchange Act) with Mr. Ren, NGM, Mr. Liu, King View and Fosun, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer beneficially owned by Mr. Ren, NGM, Mr. Liu, King View or Fosun or any other person or is a member of a group with Mr. Ren, NGM, Mr. Liu, King View or Fosun or any other person.  The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Ren, NGM, Mr. Liu, King View or Fosun.

King View is wholly owned by Trustbridge Partners II, L.P., a limited partnership organized under the laws of the Cayman Islands.  TB Partners GP2, L.P., a limited partnership organized under the laws of the Cayman Islands, is the general partner of Trustbridge Partners II, L.P.  TB Partners GP Limited, a company incorporated under the laws of the Cayman Islands, is the general partner of TB Partners GP2, L.P.  The foregoing information in this paragraph is based on the Schedule 13G relating to the Issuer jointly filed by King View, Trustbridge Partners II, L.P., TB Partners GP2, L.P. and TB Partners GP Limited on May 12, 2008.

The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

(d) — (e)

During the five years preceding the date of this filing, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the other persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons may be deemed to beneficially own the Ordinary Shares directly held by Mr. Ren, NGM, Mr. Liu, King View and Fosun by reasons of their relationships and the agreements described in in Item 2 and Item 4.  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Page 7 of 13 Pages

Item 4	Purpose of Transaction

The Ordinary Shares currently owned by the Reporting Persons were acquired for investment purposes.

Consortium Agreement and Proposal Letter

On March 11, 2013, Mr. Ren, NGM and Assure entered into a consortium agreement (the “Consortium Agreement”), a copy of which is attached hereto as Exhibit 7.02.  Under the Consortium Agreement, Mr. Ren, NGM and Assure agreed, among other things, to form a consortium (the “Consortium”) to (i) jointly deliver a non-binding proposal (the “Proposal Letter”) to the Issuer’s board of directors for the acquisition of all the Ordinary Shares (including the Ordinary Shares represented by American Depositary Receipts) not beneficially owned by the Consortium (the “Proposed Transaction”), (ii) deal exclusively with each other with respect to the Proposed Transaction for 12 months after the date of the Consortium Agreement (except otherwise agreed therein), (iii) conduct a joint assessment of the Issuer as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Issuer, and (iv) use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Proposed Transaction.  In addition, the Consortium have agreed not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

On March 11, 2013, the Consortium, on behalf of itself, submitted the Proposal Letter to the Issuer’s board of directors, a copy of which is attached hereto as Exhibit 7.03.  In the Proposal Letter, the Consortium proposed to acquire, through an acquisition vehicle to be established by the Consortium, all of the Ordinary Shares and American Depositary Shares (each representing two Ordinary Shares, “ADSs”) not already owned by the Consortium for US$4.78 per Ordinary Share or US$9.56 per ADS in cash. The Consortium also stated in the Proposal Letter that they are interested only in acquiring the Ordinary Shares not already owned by them or their affiliates, and that they do not intend to sell their stakes in the Issuer to a third party.

Merger Agreement

On August 28, 2013, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Simcere Holding Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Simcere Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent.

The Merger Agreement provides for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”).  At the effective time of the Merger, the outstanding Ordinary Shares and ADSs will cease to be outstanding and will be cancelled, and each Ordinary Share (excluding the Rollover Shares (as defined below), Ordinary Shares or ADSs held in the Issuer’s treasury, any Ordinary Shares or ADSs held by a shareholder of the Issuer who is entitled to and properly exercises appraisal rights under the applicable law of the Cayman Islands) will be converted into the right to receive cash consideration, without interest, equal to $4.83 per Ordinary Share (or $9.66 per ADS) (the “Per Ordinary Share Merger Consideration” or the “Per ADS Merger Consideration”, as applicable).

The Merger Agreement contains customary representations, warranties and covenants for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties (i) to use reasonable best efforts to cause the transactions to be consummated and (ii) to call and hold an extraordinary shareholders’ meeting of the Issuer for purposes of voting and approving the Merger Agreement and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Issuer to conduct its operations in all material respects according to the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger.  The Issuer is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to certain exceptions in certain circumstances prior to the approval of the Merger Agreement by the shareholders of the Issuer.

Page 8 of 13 Pages

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained pursuant to the Contribution Agreement and the Debt Commitment Letter (each as described below).

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by holders of Ordinary Shares representing two-thirds or more of the Ordinary Shares present and voting at an extraordinary shareholders’ meeting of the Issuer convened for purposes of voting on and approving the Merger Agreement.  The Merger Agreement may be terminated by the Issuer or Parent under certain circumstances.

If the transactions contemplated by the Merger Agreement are consummated, the Ordinary Shares and the ADSs will be delisted from the New York Stock Exchange and deregistered under the Act.

Upon consummation of the Merger, the directors of Merger Sub at the effective time of the Merger and the officers of the Issuer at the effective time of the Merger shall in each case be the directors and officers of the surviving corporation, unless otherwise determined by Parent prior to the effective time, until their respective successors are duly elected or appointed and qualified or their death, resignation or removal in accordance with the articles of incorporation and by-laws of the surviving corporation.

Contribution Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, Mr. Ren, NGM, Mr. Liu, Assure, Right Lane Limited, King View and Fosun (collectively, the “Rollover Shareholders”) and Parent entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, at the closing of the Merger, the Ordinary Shares (including the Ordinary Shares represented by ADSs) owned by such Rollover Shareholder as set forth in the Contribution Agreement (the “Rollover Shares”) will be cancelled pursuant to the Merger Agreement.  Immediately prior to the closing of the Merger, each Rollover Shareholder shall subscribe, or shall cause its affiliate to subscribe, and Parent shall issue to such Rollover Shareholder or its affiliate, as the case may be, for consideration of $0.0001 per share in cash, the number of ordinary shares of Parent set forth in the Contribution Agreement.  Parent further agreed to issue to Mr. Ren and Mr. Liu such number of ordinary shares of Parent, on such terms and conditions and subject to such limitations on dividends and transfers and vesting schedules, as the restricted Ordinary Shares of Mr. Ren and Mr. Liu included in the Rollover Shares.

Each Rollover Shareholder further agreed to, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (i) in favor of the approval of the Merger Agreement and other actions contemplated by the Merger Agreement and any actions required in furtherance thereof, (ii) in favor of any matters necessary for the consummation of the transactions contemplated by the Merger Agreement, (iii) against the approval of any alternative acquisition proposal or the approval of any other action contemplated by an alternative acquisition proposal, (iv) against any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the transaction contemplated by the Merger Agreement and (v) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Rollover Shareholder contained in the Contribution Agreement.  Subject to applicable laws, each Rollover Shareholder irrevocably appoints Parent as its proxy and attorney-in-fact in connection with the voting of the Rollover Shares beneficially owned by such Rollover Shareholder.

Page 9 of 13 Pages

In addition, from the date of the Contribution Agreement until its termination, the Rollover Shareholders will not, directly or indirectly, (i) tender any Rollover Shares into any tender or exchange offer, (ii) sell (constructively or otherwise) or transfer, or enter into any contract, option or other arrangement or understanding to sell or transfer, any Rollover Shares or any right, title or interest thereto or therein (including by operation of law), including, without limitation, through any derivative transaction that involves any Rollover Shares and (x) has, or would reasonably be expected to have, the effect of reducing or limiting such Rollover Shareholder’s economic interest in such Rollover Shares and/or (y) grants a third party the right to vote or direct the voting of such Rollover Shares, (iii) deposit any Rollover Shares into a voting trust or grant any proxy or power of attorney or enter into a voting agreement (other than the Contribution Agreement) with respect to any Rollover Shares, (iv) knowingly take any action that would make any representation or warranty of such Rollover Shareholder set forth in the Contribution Agreement untrue or incorrect or have the effect of preventing, disabling, or delaying such Rollover Shareholder from performing any of his, her, or its obligations under the Contribution Agreement, or (v) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iv).

The Contribution Agreement will terminate immediately upon termination of the Merger Agreement.

Limited Guaranty

In connection with the transactions contemplated by the Merger Agreement, on August 28, 2013, Premier Praise Limited, which is wholly owned by Hony Capital Fund V, L.P., an affiliate of Hony Capital II, entered into a limited guaranty (the “Limited Guaranty”), with the Issuer, pursuant to which Premier Praise Limited irrevocably and unconditionally guaranteed, subject to certain conditions, Parent’s termination fee and certain reimbursement and indemnification obligations of Parent, each under the Merger Agreement.  In addition, Premier Praise Limited’s payment obligation under the Limited Guaranty will not exceed 25.00% of Parent’s termination fee and certain reimbursement and indemnification obligations. The Limited Guaranty will terminate until the earliest of (i) all of the guaranteed obligations contemplated under the Limited Guaranty have been fully performed, (ii) the effective time of the Merger, and (iii) the date falling ninety (90) days from the date of the termination of the Merger Agreement in accordance with its terms if the Company has not presented a bona fide written claim for payment of any guaranteed obligation contemplated under the Limited Guaranty to Premier Praise Limited by such date.

Concurrently with the execution of the Limited Guaranty, each of (i) NGM, (ii) King View and (iii) Fosun also entered into a limited guaranty with the Issuer, in substantially the same form as the Limited Guaranty, with respect to 56.45%, 10.58% and 7.97%, respectively, of Parent’s termination fee and certain reimbursement and indemnification obligations.

Debt Commitment Letter

In connection with the transactions contemplated by the Merger Agreement, China Merchants Bank, New York Branch and China Merchants Bank, Nanjing Branch (collectively, “CMB”) issued a debt commitment letter (the “Debt Commitment Letter”) dated August 26, 2013, which was acknowledged by Parent and pursuant to which CMB agreed to, subject to certain conditions, arrange and underwrite $85,000,000 in the aggregate of debt financing to Parent to consummate the Merger.

The description of the Consortium Agreement and the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty and the Debt Commitment Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Consortium Agreement and the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty and the Debt Commitment Letter, which have been filed as Exhibits 7.02, 7.03, 7.05, 7.06, 7.07 and 7.08, respectively, and are incorporated herein by this reference.

Except as indicated above, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any other action specified in Item 4 of this Schedule 13D. The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions contemplated in the transactions described in Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Proposal Letter. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Page 10 of 13 Pages

Item 5	Interest in Securities of the Issuer

(a) — (b)	The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

The 17,924,692 Ordinary Shares held by Assure were initially acquired by Assure prior to the Issuer’s initial public offering in April 2007.  Right Lane Limited directly holds 926,347 ADSs (representing 1,852,694 Ordinary Shares) of the Issuer, including (i) 120,000 ADSs (representing 240,000 Ordinary Shares) that were acquired by Right Lane Limited in open market purchases and (ii) 806,347 ADSs (representing 1,612,694 Ordinary Shares) that were acquired by Right Lane Limited prior to the Issuer’s initial public offering in April 2007, in each case for investment purposes in the ordinary course of its business.

(c)

Except as set forth in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Ordinary Share of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) — (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Consortium Agreement, the Proposal Letter, the Merger Agreement, the Contribution Agreement, the Limited Guaranty and the Debt Commitment Letter under Items 3 and 4 are incorporated herein by reference in their entirety.

Assure entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and NGM on November 20, 2006, the full text of which is attached hereto as Exhibit 7.04 and is incorporated herein by this reference.  Pursuant to the Registration Rights Agreement, Assure has the right, at the Issuer’s expense, (i) to demand the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the Ordinary Shares held by Assure, (ii) to request the Issuer to file a registration statement on Form F-3 covering the Ordinary Shares held by Assure and (iii) to include the Ordinary Shares held by Assure in any registration statement under the Securities Act that the Issuer shall propose to file with respect to an offering for the account of the Issuer or any person other than Assure, in the case of (i) and (ii), subject to certain offering amount limits.  In July 2009, the Issuer filed a registration statement on Form F-3 for the sale of an aggregate of 8,962,346 ADSs representing 17,924,692 ordinary shares held by Assure.

To the best knowledge of the Reporting Persons, except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Page 11 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons, dated as of August 28, 2013.

Exhibit 7.02:

Consortium Agreement by and among New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited, dated as of March 11, 2013 (previously filed with the SEC as Exhibit 7.02 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013)

Exhibit 7.03:

Proposal Letter from New Good Management Limited, Jinsheng Ren and Assure Ahead Investments Limited to the board of directors of the Issuer, dated as of March 11, 2013 (previously filed with the SEC as Exhibit 7.03 to the Schedule 13D filed by Jinsheng Ren and New Good Management Limited on March 12, 2013).

Exhibit 7.04:

Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006 (previously filed with the SEC as Exhibit 4.4 to the Form F-1 filed by Simcere Pharmaceutical Group on March 23, 2007).

Exhibit 7.05:

Agreement and Plan of Merger dated August 28, 2013, by and among Simcere Holding Limited, Simcere Acquisition Limited and Simcere Pharmaceutical Group (incorporated herein by reference to Exhibit 7.07 to the Schedule 13D, filed on August 28, 2013 by Mr. Jinsheng Ren, New Good Management Limited and Mr. Hongquan Liu).

Exhibit 7.06:

Contribution Agreement dated August 28, 2013, by and among Simcere Holding Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Right Lane Limited, King View Development International Limited and Fosun Industrial Co., Limited (incorporated herein by reference to Exhibit 7.08 to the Schedule 13D, filed on August 28, 2013 by Mr. Jinsheng Ren, New Good Management Limited and Mr. Hongquan Liu).

Exhibit 7.07:	Limited Guaranty dated August 28, 2013 by Premier Praise Limited in favor of Simcere Pharmaceutical Group.

Exhibit 7.08:

Debt Commitment Letter dated August 26, 2013 issued by China Merchants Bank, New York branch and China Merchants Bank, Nanjing branch to Simcere Holding Limited (incorporated herein by reference to Exhibit 7.10 to the Schedule 13D, filed on August 28, 2013 by Mr. Jinsheng Ren, New Good Management Limited and Mr. Hongquan Liu).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013

Assure Ahead Investments Limited

By:	/s/ Shunlong Wang
Shunlong Wang
Director

Hony Capital II, L.P.
Acting by its general partner
Hony Capital II GP Ltd.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Hony Capital II GP LTD.

By:	/s/ John Huan Zhao
John Huan Zhao
Director

Right Lane Limited

By:	/s/ Min Ning
Min Ning
Director

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